EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended
	March 29, 2015	March 30, 2014
	(In thousands)
Earnings:
Income before income taxes	$315,687	$150,199
Add: Total fixed charges (see below)	7,495	21,528
Less: Interest capitalized	922	943
Total earnings	$322,260	$170,784

Fixed charges:
Interest(a)	$5,777	$20,416
Portion of noncancelable lease expense representative of interest factor(b)	1,718	1,112
Total fixed charges	$7,495	$21,528

Ratio of earnings to fixed charges	43.00	7.93

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.